Greenland Acquisition Corporation

Suite 906, Tower W1, Oriental Plaza, No. 1 East Chang’an Street

Dongcheng District, Beijing

People’s Republic of China

Division of Corporation Finance

Office of Transportation and Leisure
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Tonya K. Aldave

July 19, 2018

Re:	Greenland Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed July 16, 2018
File No. 333-226001

Dear Ms. Aldave:

On behalf of Greenland Acquisition Corporation, a British Virgin Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 19, 2018, regarding the Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on July 16, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Registration Statement on Form S-1

Exhibits

1. We note that the registration rights agreement filed as Exhibit 10.7 includes an arbitration provision. Please tell us whether such provision applies to claims under the federal securities laws.

We have revised exhibit 10.7 to remove the arbitration provision.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,
/s/	Yanming Liu
Yanming Liu